UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File No. 1-7170

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Commonwealth Industries, Inc. 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of Its principal executive office:

Aleris International, Inc.

25825 Science Park Drive, Suite 400

Beachwood, Ohio 44122

Commonwealth Industries, Inc. 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003, and

Year Ended December 31, 2004

Contents

Reports of Independent Registered Public Accounting Firms	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signatures	13

Exhibits

23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Commonwealth	Industries, Inc.

    401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Commonwealth Industries, Inc. 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 28, 2005

Report of Independent Registered Public Accounting Firm

The Participants and Administrator

    of Commonwealth Industries, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Commonwealth Industries, Inc. 401(k) Plan (the Plan) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 22, 2004

Commonwealth Industries, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Pooled separate accounts	$21,199,947	$19,808,868
Aleris International, Inc. common stock	9,263,562	—
Commonwealth Industries, Inc. common stock	—	9,072,667

	30,463,509	28,881,535

Investment, at contract value:
Investment contract	23,879,049	25,241,631
Participant loans	1,615,000	1,692,694

Total investments	55,957,558	55,815,860

Contributions receivables:
Employer	390,000	28,890
Participants	—	64,572
Interest and dividends	—	2,963

Total contributions receivable	390,000	96,425

Net assets available for benefits	$56,347,558	$55,912,285

See notes to financial statements.

Commonwealth Industries, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$4,248,861
Interest and dividends	988,624

Contributions:
Employer	1,305,995
Participants	2,319,955

Transfers from Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan	99,777

Total additions	8,963,212

Deductions
Benefits paid to participants	8,494,817
Administrative expenses	33,122

Total deductions	8,527,939

Net increase	435,273
Net assets available for benefits:
Beginning of year	55,912,285

End of year	$56,347,558

See notes to financial statements.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003, and

Year Ended December 31, 2004

1. Description of the Plan

The following description of the Commonwealth Industries, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all nonbargaining employees of Commonwealth Industries, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 9, 2004, Aleris International, Inc. (Aleris) completed its acquisition of the Company whereby Aleris acquired all of the outstanding common stock of the Company with the Company merging with an indirect wholly owned subsidiary of Aleris. Under the terms of the merger, each share of the Company’s common stock was exchanged for 0.815 Aleris shares.

Contributions

Participants may contribute up to 15% of their total compensation to the Plan in increments of 1% through either pretax (salary reduction) or after-tax contributions. Participants’ annual contributions are matched by the Company at 100% of the first 3% of the employees’ compensation.

An employee’s contributions made to the Plan on a pretax basis may not exceed certain Internal Revenue Service (IRS) maximum amounts. The maximum amount was $13,000 in 2004 and $12,000 in 2003. Employees who were 50 years of age or older by the end of the plan year, and were making the maximum elective contribution for the year, were entitled to make additional pretax “catch-up” contributions of up to $3,000 in 2004. Catch-up contributions are not matched by the Company. The Plan also provides that participants may roll over all or part of a qualified total distribution from another tax-qualified plan. All employer contributions are initially invested in Aleris common stock. Participants have the option to immediately redirect their allocated portion of the contribution to other investment options.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with such participant’s contributions and allocations of the Plan sponsor’s contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting and Forfeitures

Participants become 100% vested in the Company’s contributions at the end of three years of service. Upon separation from the Company, participants receive the full current value of their contributions and the vested portion of the Company’s matching contributions. Participants who separate for reasons of retirement, death, disability, layoff (due to lack of work), or transfer at the request of the Company to a class of employment not covered by the Plan become fully vested in the value of the Company’s contributions under the Plan at the time of such separation or transfer. Participants who separate for any other reason forfeit the unvested portion of the value of the Company’s contributions. Such forfeitures may be returned to the participant’s account if the participant returns to work before five full years elapse. If a participant does not return before five years elapse, any forfeited amounts are used to reduce the Company’s contribution for other participants at the end of the play year or to offset administrative expenses paid by the Company. Forfeitures of $98,500 and $5,749 were used to reduce the Company’s contribution and expenses, respectively, for the year ended December 31, 2004.

Participant Loans

A participant may borrow from the funds all or a portion of such participant’s elective deferral contributions, matching contributions, and rollover contributions under the Plan. The amount loaned to a participant cannot exceed the lesser of $50,000 or one-half of the participant’s vested employer and employee contributions. Loans bear interest based on a reasonable rate to be fixed by the Benefits Committee and are based on interest rates currently being charged for similar loans by local commercial lending institutions. The interest rate during 2004 and 2003 was prime plus one percentage point. Loans must be repaid within five years (or a reasonable time if the loan proceeds are applied to acquire or construct the participant’s principal dwelling). Interest earnings on participant loans are credited directly to the participants account.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals

On termination of service, distributions from the Plan are made in the form of a lump-sum cash payment equal to the vested value of his or her account, or upon death, disability or retirement. Participants may withdraw after-tax contributions and earnings on contributions once every twelve months. Subsequent contributions are allowed after a specified lapse of time as defined in the Plan. Withdrawal of before-tax contributions requires the existence of specific conditions of financial hardship as defined in the Plan. Participants who have applied for withdrawal of before-tax contributions are suspended from making further contributions for the next twelve months. Participant withdrawal of the Company’s matching contributions or a rollover contribution is not permitted before the participant separates from the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates or partially terminates the Plan, or permanently discontinues its contributions at any time, each participant affected will then become fully vested with the amount in their account. The Committee will determine the time and manner of distribution of benefits in the event of the Plan’s termination.

Expenses

The Company pays substantially all costs of Plan administration.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

The Plan’s investment in the Prudential (formerly CIGNA) Guaranteed Income Fund, an unallocated insurance contract, is valued at contract value. The fair values of pooled separate accounts are determined based upon the quoted market prices of the underlying mutual funds which represent the net asset value of shares held by the Plan at year-end. The fair value of the Aleris International, Inc. and Commonwealth Industries, Inc. common stock is determined by the closing market price per share on the last business day of the year. Temporary investments are stated at cost which approximates fair value. Participant loans are valued at their outstanding balance, which approximate fair value. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$2,442,988
Pooled separate accounts	1,805,873

$4,248,861

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Fidelity Advisor Equity Growth Fund	$4,507,942	$4,441,089
Dryden S&P Index Fund	5,713,278	5,858,609
Prudential (formerly CIGNA) Guaranteed Income Fund	23,879,049	25,241,631
Aleris International, Inc. common stock	9,263,562	—
Commonwealth Industries, Inc. common stock	—	9,072,667

4. Investment Contract

The Plan invests in the Prudential (formerly CIGNA) Guaranteed Income Fund, which is an unallocated insurance contract. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Prudential. The contract is deemed to be fully benefit-responsive because although the trustee has the right to defer transfers or distributions under certain circumstances, the likelihood of occurrence of these circumstances is remote. The contract is included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contract approximates its contract value. The average yield and crediting interest rate was approximately 4.75% and 4.20%, respectively, for 2004. The crediting interest rate is reviewed twice a year and cannot be less than zero.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will continue to take all necessary steps to keep the Plan’s operations in compliance with the Code.

6. Transaction With Parties In Interest

Certain administrative expenses of the Plan are paid to Prudential, the trustee, and therefore, qualify as party-in-interest transactions. Fees paid by the Plan to Prudential amounted to $33,122 for 2004. Certain other administrative expenses of the Plan are paid by the Company.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Commonwealth Industries, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$56,347,558	$55,912,285
Deemed distributions	(69,185)	(39,947)

Net assets available for benefits per the Form 5500	$56,278,373	$55,872,338

The following is a reconciliation of benefit payments to participants per the accompanying financial statements to the Form 5500:

Benefit payments to participants per the financial statements	$8,494,817
Deemed distributions	29,237

Benefit payments to participants per the Form 5500	$8,524,054

Commonwealth Industries, Inc. 401(k) Plan

EIN #13-3245741        Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Or Maturity Value	Current Value
Prudential Retirement Brokerage Services*	Aleris International, Inc. common stock, 547,276 shares at $16.92 per share	$9,263,562
Prudential Retirement Insurance Company*	Guaranteed Income Fund	23,879,049
Prudential Retirement Insurance Company*	Dryden S&P Index Fund	5,713,278
Prudential Retirement Insurance Company*	Fidelity Advisor Equity Growth Fund	4,507,942
Prudential Retirement Insurance Company*	Large CAP Value/ John A. Levin	2,393,627
Prudential Retirement Insurance Company*	International Blend/The Boston Co.	1,869,996
Prudential Retirement Insurance Company*	Janus Adviser Balanced Account	1,754,505
Prudential Retirement Insurance Company*	Mid CAP Growth/Artisan Partners	1,525,196
Prudential Retirement Insurance Company*	Small CAP Growth/Times Square	1,250,392
Prudential Retirement Insurance Company*	Lifetime40 Fund	723,532
Prudential Retirement Insurance Company*	Lifetime30 Fund	381,304
Prudential Retirement Insurance Company*	Lifetime50 Fund	373,468
Prudential Retirement Insurance Company*	St Global Adv. Interim Bond	342,715
Prudential Retirement Insurance Company*	Lifetime20 Fund	278,742
Prudential Retirement Insurance Company*	Liftetime60 Fund	85,250
Participant	Loans, 5.0%-10.5% interest rate, varying maturity dates	1,615,000

		$55,957,558

*	Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Commonwealth Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Industries, Inc. 401(k) Plan

By:	/s/ Michael D. Friday
Michael D. Friday
Executive Vice President and Chief Financial Officer
Aleris International, Inc. and a member of the Benefits Committee

Date: June 29, 2005

Exhibit Index

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP

23.2	Consent of PricewaterhouseCoopers LLP